Zukerman Gore & Brandeis, llp
875 third avenue • new york, new york 10022       telephone 212-223-6700 • facsimile 212-223-6433
December 3, 2007
Via Edgar Transmission
And Via Federal Express
Michael McTierman, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010
Re:	Grubb & Ellis Realty Advisors, Inc. Amendment No. 4 to the Proxy Statement on Schedule 14A File No. 001-32753
Dear Mr. McTierman and Mr. Dang:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 4 to its Proxy Statement on Schedule 14A and Exhibits thereto (the “Proxy Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated November 29, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Proxy Statement. All page references in the responses set forth below refer to the version of the Proxy Statement that is marked to show changes from the version filed with Amendment No. 3 to the Commission on November 9, 2007. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Proxy Statement, three of which are marked to show changes from Amendment No. 3 to the Proxy Statement on Schedule 14-A filed on November 9, 2007.
     Specifically, on behalf of the Company please be advised of the following:
General
1.	Please expand your disclosure with respect to the three acquired properties to describe any 10% tenants, the expiration date of 10% tenant leases, the average effective annual rental per square foot for each building and a 10-year schedule of lease expirations for each building or on a portfolio basis.

Please be advised that we have expanded our disclosure on pages 123 through 125 of the Proxy Statement to describe: (i) any 10% tenants; (ii) the expiration date of the 10% tenant leases; and (iii) the average effective annual rental per square foot for each building. Additionally, we have added a 10-year schedule of lease expirations for each building in response to the Staff’s immediately preceding comment.

Michael McTierman, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
December 3, 2007

2.	We note your response to comment one of our letter dated October 23, 2007 and the revised disclosure that a purchaser after the record date would be able to make or alter any vote so long as such purchases received the “accompanying proxy.” Please revise to clarify how the insiders or their designees are able to make or alter a vote if they are not the holders of the shares on the record date.

Please be advised that the disclosure on pages 19 and 20 of the Proxy Statement has been revised to clarify how insiders or their designees are able to make or alter a vote if they are not the holders of the shares on the record date, and the cross-reference to this disclosure on pages 1 and 2 of the Proxy Statement has also been appropriately revised.

3.	Please revise to clarify the circumstances that would lead you, your officers, directors, affiliates or designees to privately negotiate purchases with shareholders who have already submitted votes/proxies or expressed intentions to vote against the proposed business combination. Clarify how you will select those shareholders.

Please be advised that the disclosure on pages 19 and 20 of the Proxy Statement has been revised to clarify the circumstances that would lead us, our officers, directors, affiliates or designees to privately negotiate purchases with shareholders who have already submitted votes/proxies or expressed intentions to vote against the proposed business combination and to clarify how we will select these shareholders, and the cross-reference to this disclosure on pages 1 and 2 of the Proxy Statement has also been appropriately revised.

4.	Please revise to discuss the purpose of having you, your officers, directors, affiliates or designated third parties purchase shares in privately negotiated transaction instead of in the open market based on the listed prices, if you decide to engage in such activities.

Please be advised that disclosure on pages 19 and 20 of the Proxy Statement has been revised to clarify the purpose of having us, our officers, directors, affiliates or designated third parties purchase shares in privately negotiated transaction instead of in the open market based on the listed prices, if we decide to engage in such activities, and the cross-reference to this disclosure on pages 1 and 2 of the Proxy Statement has also been appropriately revised.

5.	Please revise to clarify how you will update shareholders on any purchases you, your officers, directors, affiliates, or designated third parties will make or agree to make prior to your shareholders meeting.

Please be advised that disclosure on pages 19 and 20 of the Proxy Statement has been revised to clarify how we will update shareholders on any purchases we, our officers, directors, affiliates, or designated third parties will make or agree to make prior to our shareholders meeting, and the cross-reference to this disclosure on pages 1 and 2 of the Proxy Statement has also been appropriately revised.
* * *
     Should you have any questions concerning the foregoing or should you require documentation

Michael McTierman, Esq.
Duc Dang, Esq.
United States Securities and Exchange Commission
December 3, 2007

or information, please do not hesitate to contact me at 212-223-6700.
Very truly yours,
/s/ Clifford A. Brandeis

Clifford A. Brandeis
CAB/mm
cc: Mark E. Rose